FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, August 30, 2023.

To

B3 S.A. – Brasil, Bolsa, Balcão

B3 Issuer Listing and Monitoring Superintendence (Superintendência de Listagem e Supervisão de Emissores)

Att: Ms. Ana Lucia da Costa Pereira

C/O.: Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários CVM).

Corporate Relations Superintendence (Superintendência de Relações com Empresas) Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Att: Mr. Fernando Soares Vieira / Mr. Francisco José Bastos Santos

Re.:       B3 Official Letter No 1.020/2023-SLS (“Official Letter”)

Dear Sirs,

We refer to the terms of the Official Letter in reference, in relation to the news published in the newspaper "Valor Econômico", on August 29, 2023, under the title "GPA advances in the negotiation of its headquarters", in which are requested clarifications on the following information from the news: "(i) the company is in due diligence phase for the sale of its headquarters, in Jardim Paulista in São Paulo, and expects to put R$ 250 million in its cash; (ii) in addition to the sale of its headquarters, the company is also negotiating the sale of the land of a former hypermarket in Barra da Tijuca, in Rio de Janeiro; and (iii) with this strategy of selling non-strategic assets, the expectation is to raise between R$ 800 million and R$ 850 million".

In response to the request, we first clarify that the Company's deleveraging plan, through the sale of non-core assets, has been continuously informed to the market by the Company (for example, such information appeared on page 12 of the presentation of results for the second quarter of 2023, filed on July 26, 2023 at 8:10 p.m., and in the penultimate paragraph of the notice to the market filed on June 19, 2023 at 6:14 p.m.).

Thus, the Company is continuously making efforts and negotiations for the sale of such assets, such as its headquarters and other real estate and land. On June 19, the company announced the sale of 11 of its own stores for a total of R$330 million. However, at the moment, no decision or negotiation has been undertaken that would constitute a material fact. The company reiterates that any sale of assets will be promptly communicated to the market in accordance with the applicable regulations.

In view of the above, and believing that we have clarified the questions raised in the Official Letter, we remain at your disposal to provide any further clarifications that may be necessary.

Rafael Russowsky

Vice-President of Finance and Investor Relations Office

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 30, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.